CONSENT OF ERIN WORKMAN

I consent to the inclusion in this registration statement on Form 40-F of NovaCopper Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of a technical report related to the Copper Canyon property, updated March 2008.

DATED:	March 1, 2012

/s/ Erin Workman
Name: Erin Workman